Exhibit 99.1

PRESS RELEASE

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended September 30, 2004

Growth momentum continues in Q2

Guidance revised upwards. Revenue is expected to grow 46% to 47% in fiscal 2005

Fremont, California – October 12, 2004

Highlights

Results for the quarter ended September 30, 2004

•	Second quarter revenues at $ 379 million, up 51% from the corresponding quarter last fiscal

•	Earnings per American Depositary Share (ADS) increased to $ 0.36 from $ 0.25* in the corresponding quarter last fiscal

•	32 new clients were added during the quarter for Infosys and its subsidiaries

•	Net addition of 5,010 employees for the quarter for Infosys and its subsidiaries

•	32,949 employees as on September 30, 2004 for Infosys and its subsidiaries

* adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share.

Outlook for the quarter ending December 31, 2004 and the fiscal year ending March 31, 2005

•	Consolidated net revenues expected to be between $ 407 million and $ 410 million for the quarter ending December 31, 2004, (growth of 48% to 49%) and between $ 1,555 million and $ 1,561 million for the fiscal year ending March 31, 2005; growth of 46% to 47%.

•	Consolidated earnings per ADS* expected to be $ 0.38 for the quarter ending December 31, 2004, (growth of 41%) and $ 1.46 for the fiscal year ending March 31, 2005; growth of 42%.

* adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share.

Infosys Technologies Limited (“Infosys” or “the company”) today announced financial results for its second quarter ended September 30, 2004. Revenues for the quarter aggregated $ 379 million, up 51% from $ 251 million for the quarter ended September 30, 2003.

Net income was $ 97 million ($ 65 million for the quarter ended September 30, 2003) and earnings per ADS was $ 0.36 ($ 0.25 for the quarter ended September 30, 2003*).

* adjusted for the two for one stock dividend distributed on July 6, 2004. Each ADS represents one equity share.

“Offshoring has become a mega trend in the industry, as more customers leverage their partnership with Infosys to increase their global competitiveness,” said Nandan M. Nilekani, CEO, President and Managing Director. “We continue to focus on scalability, which is the key to rapid growth, and on differentiation, which is the key to higher client value.”

“We have scaled up our recruitment, education and leadership development infrastructure to meet the growing business needs,” said S. Gopalakrishnan, Member of the Board and COO. “This quarter, we hired 5,010 net employees for the group.”

Infosys’ business solutions continued to make clients in the Retail industry more efficient and competitive. A leading discount retailer in the US has selected Infosys as a preferred provider of IT consulting for a strategic sourcing initiative. Additionally, a major European Retailer chose Infosys to implement an RFID solution. This solution enables the retailer to achieve faster throughput and high visibility in Retail Supply Chain processes.

Energy and Utilities companies are also leveraging the power of technology in increasing customer focus. A Fortune 500 company in the US chose Infosys to provide application development and maintenance services in the area of customer relationship management. A large utility company is using Infosys’ expertise in rewriting its customer information systems. One of the top 10 technology companies in the

PRESS RELEASE

world, and one of the largest companies in the IT storage space are partnering with Infosys for the development of a storage management product.

“Sourcing strategically from service providers has become the outsourcing approach for many companies, and we see this trend across all industries,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President. “Our strong leadership in technology and sourcing solutions, combined with our excellence in execution, is helping our clients meet their objectives effectively.”

“The total volume growth during the quarter was 12.6%, with offshore volume growing more rapidly, at 15.3%,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Investments in the various plans of our business units, supported by robust business platforms, have started yielding results, and are contributing to the growth momentum.”

“Pricing has been stable. Our expense management model has demonstrated flexibility in absorbing the cost of recruiting 5,010 net employees while maintaining margins,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We have spent $ 38 million on Property, plant and equipment during the quarter, and we have about 3.5 million sq. ft. of infrastructure under construction.”

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for its clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Consolidated balance sheets as of
Unaudited consolidated statements of income

PRESS RELEASE

Infosys Technologies Limited and Subsidiaries

Consolidated balance sheets as of

($ in millions)

	March 31, 2004 *	September 30, 2004
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$445	$335
Investment in liquid mutual fund units	218	210
Trade accounts receivable, net of allowances	150	202
Deferred tax assets	–	2
Prepaid expenses and other current assets	36	30
Unbilled revenue	24	29

Total current assets	873	808
Property, plant and equipment, net	228	263
Goodwill	8	7
Intangible assets, net	2	1
Deferred tax assets	7	7
Other assets	14	22

Total Assets	$1,132	$1,108

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1	$2
Client deposits	15	9
Other accrued liabilities	99	101
Income taxes payable	22	28
Unearned revenue	15	22

Total current liabilities	152	162
Non-current liabilities
Preferred stock of subsidiary	22	20
Other non-current liabilities	5	5
Stockholders’ Equity
Common stock, $0.16 par value 300,000,000 equity shares authorized as of September 30, 2004
Issued and outstanding – 266,564,224 and 267,860,670 equity shares as of March 31, 2004 and September 30, 2004 respectively	9	31
Additional paid-in capital	157	188
Accumulated other comprehensive income	39	(15)
Retained earnings	748	717

Total stockholders’ equity	953	921

Total Liabilities And Stockholders’ Equity	$1,132	$1,108

* March 31, 2004 balances were obtained from audited financial statements

PRESS RELEASE

Infosys Technologies Limited and Subsidiaries

Unaudited consolidated statements of income

($ in millions, except share and per share data)

	Three months ended		Six months ended
	September 30		September 30
	2003	2004	2003	2004
Revenues	$251	$379	$484	$713
Cost of revenues	142	214	275	401

Gross profit	109	165	209	312

Operating Expenses:
Selling and marketing expenses	18	26	35	50
General and administrative expenses	20	30	38	56
Amortization of stock compensation expense	—	—	1	—
Amortization of intangible assets	3	—	4	1

Total operating expenses	41	56	78	107

Operating income	68	109	131	205
Other income	10	6	16	6

Income before income taxes	78	115	147	211
Provision for income taxes	13	18	24	31

Net income	$65	$97	$123	$180

Earnings per equity share
Basic	$0.25	$0.36	$0.47	$0.68
Diluted	$0.24	$0.35	$0.46	$0.66
Weighted average equity shares used in computing earnings per equity share
Basic	262,364,112	266,262,865	262,349,472	265,781,580
Diluted	265,650,900	272,121,905	264,979,408	271,186,823